Global Engine Group Holding Limited

Room C, 19/F, World Tech Center,

95 How Ming Street, Kwun Tong,

Kowloon, Hong Kong

February 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Global Engine Group Holding Limited
Registration Statement on Form F-3 (File No. 333-293151)
Request For Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Global Engine Group Holding Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (File No. 333-293151) (the “F-3 Registration Statement”) be accelerated to, and that the F-3 Registration Statement become effective at 9:30 a.m., Eastern Time, on February 11, 2026, or as soon thereafter as practicable.

If you have any further questions, please contact the Company’s counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

Global Engine Group Holding Limited

By:	/s/ Andrew, LEE Yat Lung
Name:	Andrew, LEE Yat Lung
Title:	Chief Executive Officer, Chairman and Director